UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 3 Standards for the Third Quarter Ended December 31, 2016

Tokyo, February 14, 2017 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 3 standards for the third quarter ended December 31, 2016 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of December 31,2016 (A)	Increase (Decrease) (A)-(B)	As of March 31,2016 (B)	As of September 30, 2016
(1) Total capital ratio (4) / (7)	15.46%	(0.54%)	16.01%	16.56%
(2) Tier 1 capital ratio (5) / (7)	12.74%	(0.50%)	13.24%	13.50%
(3) Common Equity Tier 1 capital ratio (6) / (7)	11.22%	(0.41%)	11.63%	12.20%
(4) Total capital	17,781.8	(159.9)	17,941.8	17,424.3
(5) Tier 1 capital	14,651.4	(187.7)	14,839.2	14,205.5
(6) Common Equity Tier 1 capital	12,906.2	(133.5)	13,039.8	12,839.4
(7) Risk weighted assets	114,991.0	2,926.6	112,064.3	105,206.2
(8) Required Capital (7) × 8%	9,199.2	234.1	8,965.1	8,416.4

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)
	(in billions of yen)
	As of December 31,2016 (A)	Increase (Decrease) (A)-(B)	As of March 31,2016 (B)	As of September 30, 2016
(1) Total capital ratio (4) / (7)	14.95%	(0.70%)	15.66%	16.20%
(2) Tier 1 capital ratio (5) / (7)	12.09%	(0.62%)	12.71%	12.93%
(3) Common Equity Tier 1 capital ratio (6) / (7)	10.57%	(0.51%)	11.08%	11.64%
(4) Total capital	13,935.4	(77.7)	14,013.2	13,545.6
(5) Tier 1 capital	11,265.8	(109.3)	11,375.2	10,816.6
(6) Common Equity Tier 1 capital	9,847.3	(70.3)	9,917.7	9,733.5
(7) Risk weighted assets	93,161.1	3,704.5	89,456.6	83,596.9
(8) Required Capital (7) × 8%	7,452.8	296.3	7,156.5	6,687.7

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)
	(in billions of yen)
	As of December 31,2016 (A)	Increase (Decrease) (A)-(B)	As of March 31,2016 (B)	As of September 30, 2016
(1) Total capital ratio (4) / (7)	19.46%	(0.51%)	19.97%	20.43%
(2) Tier 1 capital ratio (5) / (7)	16.39%	(0.42%)	16.82%	17.15%
(3) Common Equity Tier 1 capital ratio (6) / (7)	15.36%	(0.64%)	16.01%	16.38%
(4) Total capital	2,423.8	52.7	2,371.0	2,359.8
(5) Tier 1 capital	2,042.1	45.5	1,996.6	1,981.4
(6) Common Equity Tier 1 capital	1,913.7	13.1	1,900.6	1,891.9
(7) Risk weighted assets	12,452.5	584.2	11,868.3	11,549.4
(8) Required Capital (7) × 8%	996.2	46.7	949.4	923.9

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in billions of yen)
	As of December 31,2016 (A)	Increase (Decrease) (A)-(B)	As of March 31,2016 (B)	As of September 30, 2016
(1) Total capital ratio (4) / (7)	16.39%	(1.11%)	17.51%	18.37%
(2) Tier 1 capital ratio (5) / (7)	13.27%	(0.97%)	14.25%	14.73%
(3) Common Equity Tier 1 capital ratio (6) / (7)	11.35%	(0.95%)	12.30%	12.97%
(4) Total capital	13,032.2	198.9	12,833.3	12,819.0
(5) Tier 1 capital	10,554.4	107.7	10,446.7	10,279.9
(6) Common Equity Tier 1 capital	9,024.5	5.0	9,019.4	9,050.2
(7) Risk weighted assets	79,489.8	6,211.9	73,277.9	69,770.1
(8) Required Capital (7) × 8%	6,359.1	496.9	5,862.2	5,581.6
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in billions of yen)
	As of December 31,2016 (A)	Increase (Decrease) (A)-(B)	As of March 31,2016 (B)	As of September 30, 2016
(1) Total capital ratio (4) / (7)	20.55%	(0.52%)	21.08%	21.81%
(2) Tier 1 capital ratio (5) / (7)	17.12%	(0.32%)	17.45%	18.07%
(3) Common Equity Tier 1 capital ratio (6) / (7)	15.92%	(0.65%)	16.58%	17.17%
(4) Total capital	2,446.6	87.9	2,358.7	2,372.4
(5) Tier 1 capital	2,038.2	85.3	1,952.9	1,965.6
(6) Common Equity Tier 1 capital	1,895.6	40.1	1,855.5	1,867.7
(7) Risk weighted assets	11,901.2	713.1	11,188.1	10,874.5
(8) Required Capital (7) × 8%	952.0	57.0	895.0	869.9

Notes:

Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651